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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   ----------

                            MICHAEL BAKER CORPORATION
                                (Name of Issuer)


   Common Stock, $1.00 par value per share                  057149106
        (Title of class of securities)                    (CUSIP number)


                                  Randall Blank
                            Executive Vice President,
                      Chief Financial Officer and Secretary
                                SEACOR SMIT Inc.
                     1370 Avenue of the Americas, 25th Floor
                            New York, New York 10019
                                 (212) 307-6633
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  May 22, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 pages)

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NY2:\1003679\05\L$FZ05!.DOC\73293.0004
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
--------------------------------------------------------------                       ----------------------------------------------
CUSIP No.  057149106                                                   13D                      Page 2 of 8 Pages
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
----------------------------     --------------------------------------------------------------------------------------------------
1                                NAME OF REPORTING PERSON                            SEACOR SMIT INC.
                                 S.S. OR I.R.S. IDENTIFICATION NO.                             13-3542736
                                 OF ABOVE PERSON
----------------------------     --------------------------------------------------------------------------------------------------
2                                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)     [  ]
                                                                                                                      (b)     [  ]
----------------------------     --------------------------------------------------------------------------------------------------
3                                SEC USE ONLY
----------------------------     --------------------------------------------------------------------------------------------------
4                                SOURCE OF FUNDS:                                                                     WC
----------------------------     --------------------------------------------------------------------------------------------------
5                                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                              [  ]

----------------------------     --------------------------------------------------------------------------------------------------
6                                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Delaware
----------------------------     ------------------     ---------------------------------------------------------------------------
         NUMBER OF               7                      SOLE VOTING POWER:                                            393,800
          SHARES
                                 ------------------     ---------------------------------------------------------------------------
       BENEFICIALLY              8                      SHARED VOTING POWER:                                             0
         OWNED BY
                                 ------------------     ---------------------------------------------------------------------------
           EACH                  9                      SOLE DISPOSITIVE POWER:                                       393,800
         REPORTING
                                 ------------------     ---------------------------------------------------------------------------
        PERSON WITH              10                     SHARED DISPOSITIVE POWER:                                        0
----------------------------     --------------------------------------------------------------------------------------------------
11                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:                                                                              393,800
----------------------------     --------------------------------------------------------------------------------------------------
12                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                  EXCLUDES CERTAIN SHARES:                                                               [  ]

----------------------------     --------------------------------------------------------------------------------------------------
13                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     5.7%
----------------------------     --------------------------------------------------------------------------------------------------
14                               TYPE OF REPORTING PERSON:                                                               CO
----------------------------     --------------------------------------------------------------------------------------------------




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
ITEM 1.    SECURITY AND ISSUER.

           This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $1.00 per share (the "Shares"), of Michael Baker Corporation, a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at Airport Office Park, Building 3, 420 Rouser Road, Coraopolis, Pennsylvania 15108.

ITEM 2.    IDENTITY AND BACKGROUND.

           This Statement is being filed by and on behalf of SEACOR SMIT Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person's principal business includes being a provider of offshore marine services to the oil and gas exploration and production industry, a provider of oil spill response services to owners of tank vessels and oil storage, processing, and handling facilities, and owner of a substantial minority equity interest in a company that owns and operates mobile offshore jackup drilling rigs. During the last five years, neither the Reporting Person nor, to its knowledge, any of its executive officers or directors has: (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person's business address is 11200 Richmond, Suite 400, Houston, Texas 77082.

           The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Person are set forth in Schedule A hereto.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           The Reporting Person purchased an aggregate of 407,800 Shares for total consideration (including brokerage commissions) of $2,538,085 derived from the working capital of the Reporting Person. Proceeds from 14,000 Shares sold aggregated approximately $103,304.

ITEM 4.    PURPOSE OF THE TRANSACTION

           The Reporting Person acquired the Shares it owns for investment purposes.

           The Reporting Person is a 67% owner of Energy Logistics, Inc., a joint venture with Baker/M.O. Services, Inc. (a subsidiary of the Company) that provides shorebase, marine transport, and other supply chain management services in support of offshore exploration and production operations. The Reporting Person may from time to time engage in other business transactions or ventures with the Company or its affiliates.

           The Reporting Person has no plans or proposals which relate to or that would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

           Although the Reporting Person may from time to time acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, it has no present intention to materially increase its investment in Shares. The Reporting Person may from time to time dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.


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
ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) As of January 19, 2001, the Reporting Person beneficially owned in the aggregate 393,800 Shares constituting 5.7% of the outstanding Shares. The Reporting Person's 393,800 Shares represented 4.8% of the total number of shares of the Company's common stock outstanding as of such date (including both Shares and the shares of the Company's Series B Common Stock). Such computations of percentage ownership are based upon 6,921,010 Shares outstanding and 1,306,495 shares of the Company's Series B Common Stock outstanding as of September 30, 2000, as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2000.

           On the assumption that Shares and the Company's Series B Common Stock (i.e., all of the Company's outstanding common stock) should be considered part of a single class for purposes of determining the Reporting Person's percentage beneficial ownership, the Reporting Person has not heretofore filed a Statement on Schedule 13D. Assuming Shares should be considered a separate class for such purpose, the Reporting Person became a beneficial owner of more than 5% on May 22, 2000, when it became the owner of 347,400 Shares (or 5.05% of Shares outstanding based upon the 6,878,039 Shares outstanding on March 31, 2000 as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2000). Information is reported in this Statement based upon such latter assumption.

           (b) The Reporting Person has the sole power to vote or direct the vote of 393,800 Shares and the sole power to dispose or to direct the disposition of such Shares.

           (c) Information concerning transactions in Shares by the Reporting Person from the date that is sixty days prior to May 22, 2000 through the date hereof is set forth in Exhibit 1 attached hereto, which is incorporated herein by reference.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBIT

           The following Exhibit is filed herewith:

           1. Information concerning transactions in the Shares effected by the Reporting Person from the date that is sixty days prior to May 22, 2000 through January 19, 2001.

             [The remainder of this page intentionally left blank.]


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
                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.



Dated: January 19, 2001

                                   SEACOR SMIT INC.

                                   By: /s/ Randall Blank
                                       ---------------------------------------
                                       Name: Randall Blank
                                       Title: Executive Vice President, Chief
                                              Financial Officer and Secretary


















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
                                   SCHEDULE A
                                   ----------


The Executive Officers of the Reporting Person are as follows:



    Chairman of the Board, President and Chief             Charles Fabrikant
    Executive Officer

    Executive Vice President, Chief Financial              Randall Blank
    Officer and Secretary

    Vice President and General Counsel                     Alice N. Gran

    Vice President and Treasurer                           Dick Fagerstal

    Vice President                                         Lenny P. Dantin

    Vice President                                         Milton Rose

    Vice President                                         Andrew Strachan


The directors of the Reporting Person are as follows:

    Charles Fabrikant

    Andrew R. Morse

    Stephen Stamas

    Pierre de Demandolx

    John Hadjipateras

    Michael E. Gellert

    Granville E. Conway

    Richard M. Fairbanks III

    Antoon Kienhuis


The business address of the executive officers and directors of the Reporting Person is: c/o SEACOR SMIT Inc., 1370 Avenue of the Americas, 25th Floor, New York, New York 10019.

The present principal occupations of the executive officers and directors of the Reporting Person are as follows:

                  Charles Fabrikant is Chairman of the Board, President and Chief Executive Officer of the Reporting Person.

                  Randall Blank is Executive Vice president, Chief Financial Officer and Secretary of the Reporting Person.


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
                  Alice N. Gran is Vice President and General Counsel of the Reporting Person.

                  Dick Fagerstal is Vice President and Treasurer of the Reporting Person.

                  Lenny P. Dantin is Vice President of the Reporting Person.

                  Milton Rose is Vice President of the Reporting Person.

                  Andrew Strachan is Vice President of the Reporting Person.

                  Andrew R. Morse is Senior Vice President of Salomon Smith Barney Inc, an investment banking firm.

                  Stephen Stamas is Chairman of The American Assembly of Columbia University, a not-for-profit organization involved in the study of public affairs.

                  Pierre de Demandolx is Managing Director of Petroleum Development and Diversification Ltd., a Paris-based public company, whose primary business is shipping.

                  John Hadjipateras is President of Eagle Ocean Inc., a strategic investment advisor and chartering advisory firm focusing on the international marine industry.

                  Michael E. Gellert is a General Partner of Windcrest Partners, L.P., a New York investment partnership.

                  Granville E. Conway is President and Chief Executive Officer of Cosmopolitan Shipping, Co. Inc., a shipping management company.

                  Richard M. Fairbanks III is Managing Director of the Center for Strategic and International Studies, a research organization.

                  Antoon Kienhuis is retired; he was formerly Vice President and Chief Financial Officer of Smit Internationale, N.V., a Netherlands maritime contracting, salvage and harbor operations company.

All of the persons identified on this Schedule A are citizens of the United States, except that Mr. Strachan is a subject of the United Kingdom; Mr. Kienhuis is a citizen of the Netherlands; Mr. de Demandolx is a citizen of France; and Mr. Fagerstal is a citizen of Sweden.

                                  EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------

    1. Information concerning transactions in the Shares effected by the Reporting Person from the date that is sixty days prior to May 22, 2000 through January 19, 2001.




















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